UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30442 / March 29, 2013

_____
                                                                                      :
In the Matter of   :
                                                                                      :
COHEN & STEERS REAL ASSETS FUND, INC.   :
COHEN & STEERS CAPITAL MANAGEMENT, INC.   :
280 Park Avenue, 10th floor   :
New York, NY 10017   :
                                                                                      :
COHEN & STEERS REAL ASSETS FUND, LTD.   :
Maples Corporate Services Limited   :
PO Box 309, Ugland House   :
Grand Cayman, Cayman Islands KY1-1104   :
                                                                                      :
(812-14003)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Cohen & Steers Real Assets Fund, Inc., Cohen & Steers Real Assets Fund, Ltd., and Cohen &
Steers Capital Management, Inc. filed an application on January 30, 2012, and amendments to
the application on July 13, 2012, October 4, 2012, and February 6, 2013, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants
from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On March 4, 2013, a notice of the filing of the application was issued (Investment Company Act
Release No. 30413). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Cohen & Steers Real Assets Fund, Inc. et al. (File No. 812-14003) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary